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                              February 13, 2024

       Csaba Sverha
       Chief Financial Officer
       Fabrinet
       One Nexus Way, Camana Bay
       Grand Cayman
       Cayman Islands
       KYI-9005

                                                        Re: Fabrinet
                                                            Form 10-Q for the
Period Ended September 29, 2023
                                                            Form 8-K Furnished
November 6, 2023
                                                            File No. 001-34775

       Dear Csaba Sverha:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Period Ended September 29, 2023

       Notes to Condensed Consolidated Financial Statements
       3. Revenue from contracts with customers, page 12

   1. We note your disclosure of revenue by geographic area and end market in your 10-Q and
                                                        10-K filings. We also
note the disclosure of revenue by product category in your
                                                        November 6, 2023
Investor Presentation as well as discussion of some of these categories on your earnings calls.
Please tell us your consideration of disclosing this information in your 10-Q and 10-K
filings pursuant to ASC 606-10-55-90 an 91.
       Form 8-K furnished November 6, 2023

       Exhibit 99.1
       Use of Non GAAP Financials
 Csaba Sverha
Fabrinet
February 13, 2024
Page 2
2. Please revise your discussion to include the usefulness of your free cash flow measure.
Reconciliation of GAAP Measures to Non-GAAP measures

3. We note your disclosure and reconciliation of non-GAAP net income and non-GAAP diluted EPS. We further note your disclosure of non-GAAP gross profit and non-GAAP operating profit in your November 6, 2023 investor presentation and discussed on certain of your earnings calls. Please tell us your consideration for disclosing these additional non-GAAP measures in your 8-K earnings releases.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Gilmore at 202-551-3777 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameCsaba Sverha                                Sincerely,
Comapany NameFabrinet
                                                              Division of
Corporation Finance
February 13, 2024 Page 2                                      Office of
Manufacturing
FirstName LastName